United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Embark Technology, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29079J103

(CUSIP Number)

November 10, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51818V106	Schedule 13G	Page 1 of 13

1	Names of Reporting Persons Maven Ventures Fund II, L.P. (“Maven II”)
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power

20,684,426 shares, except that Maven Ventures Partners II, LLC (“Maven GP II”), the general partner of Maven II, may be deemed to have sole power to vote these shares, and James Scheinman (“Scheinman”), the managing member of Maven GP II, may be deemed to have sole power to vote these shares.

	6	Shared Voting Power 0
	7

Sole Dispositive Power

20,684,426 shares, except that Maven GP II, the general partner of Maven II, may be deemed to have sole power to vote these shares, and Mr. Scheinman, the managing member of Maven GP II, may be deemed to have sole power to dispose of these shares.

	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,684,426
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.7%
12	Type of Reporting Person PN

CUSIP No. 81578P106	Schedule 13G	Page 2 of 13

1	Names of Reporting Persons Maven Ventures Partners II, LLC (“Maven GP II”)
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power

20,684,426 shares, of which all are directly owned by Maven II. Maven GP II, the general partner of Maven II, may be deemed to have sole power to vote these shares, and Mr. Scheinman, the managing member of Maven GP II, may be deemed to have sole power to vote these shares.
6	Shared Voting Power 0
7

Sole Dispositive Power

20,684,426 shares, of which all are directly owned by Maven II. Maven GP II, the general partner of Maven II, may be deemed to have sole power to dispose of these shares, and Mr. Scheinman, the managing member of Maven GP II, may be deemed to have sole power to dispose of these shares.

8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,684,426
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.7%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 81578P106	Schedule 13G	Page 3 of 13

1	Names of Reporting Persons Maven Ventures Fund III, L.P. (“Maven III”)
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power

300,000, except that Maven Ventures Partners III, LLC (“Maven GP III”), the general partner of Maven III, may be deemed to have sole power to vote these shares, and Mr. Scheinman, the managing member of Maven GP III, may be deemed to have sole power to vote these shares.
6	Shared Voting Power 0
7	Sole Dispositive Power

300,000, except that Maven GP III, the general partner of Maven III, may be deemed to have sole power to vote these shares, and Mr. Scheinman, the managing member of Maven GP III, may be deemed to have sole power to dispose of these shares.
8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.1%
12	Type of Reporting Person PN

CUSIP No. 29079J103	Schedule 13G	Page 4 of 13

Names of Reporting Persons Maven Ventures Fund III, LLC (“Maven GP III”)
Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
SEC Use Only
Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power

300,000 shares, of which all are directly owned by Maven III. Maven GP III, the general partner of Maven III, may be deemed to have sole power to vote these shares, and Mr. Scheinman, the managing member of Maven GP III, may be deemed to have sole power to vote these shares.

	6	Shared Voting Power 0
	7

Sole Dispositive Power

300,000 shares, of which all are directly owned by Maven III. Maven GP III, the general partner of Maven III, may be deemed to have sole power to dispose of these shares, and Mr. Scheinman, the managing member of Maven GP III, may be deemed to have sole power to dispose of these shares.

	8	Shared Dispositive Power 0

Aggregate Amount Beneficially Owned by Each Reporting Person 300,000
Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
Percent of Class Represented by Amount in Row 9 0.1%
Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 29079J103	Schedule 13G	Page 5 of 13

1	Names of Reporting Persons Maven Ventures Opportunity Fund I, L.P. (“Maven Opportunity”)
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power

700,000, except that Maven Ventures Opportunity Partners I, LLC (“Maven Opportunity GP”), the general partner of Maven Opportunity, may be deemed to have sole power to vote these shares, and Mr. Scheinman and Sara Deshpande (“Deshpande”), the managing members of Maven Opportunity GP, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power 0
	7

Sole Dispositive Power

700,000, except that Maven Opportunity GP, the general partner of Maven Opportunity, may be deemed to have sole power to dispose of these shares, and Mr. Scheinman and Ms. Deshpande, the managing members of Maven Opportunity GP, may be deemed to have shared power to dispose of these shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 700,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.2%
12	Type of Reporting Person PN

CUSIP No. 29079J103	Schedule 13G	Page 6 of 13

1	Names of Reporting Persons Maven Ventures Opportunity Partners I, LLC (“Maven Opportunity GP”)
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power

700,000 shares, of which all are directly owned by Maven Opportunity. Maven Opportunity GP, the general partner of Maven Opportunity, may be deemed to have sole power to vote these shares, and Mr. Scheinman and Ms. Deshpande, the managing members of Maven Opportunity GP, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power 0
	7

Sole Dispositive Power

700,000 shares, of which all are directly owned by Maven Opportunity. Maven Opportunity GP, the general partner of Maven Opportunity, may be deemed to have sole power to dispose of these shares, and Mr. Scheinman and Ms. Deshpande, the managing members of Maven Opportunity GP, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 700,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 29079J103	Schedule 13G	Page 7 of 13

1	Names of Reporting Persons James Scheinman
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power

20,984,426, of which 20,684,426 are directly owned by Maven II and 300,000 are directly owned by Maven III. Mr. Scheinman is a managing member of Maven GP II, the general partner of Maven II, and a managing member of Maven GP III, the general partner of Maven III, and may be deemed to have sole power to vote these shares.

6

Shared Voting Power

700,000 shares, of which all are directly owned by Maven Opportunity. Mr. Scheinman is a managing member of Maven Opportunity GP, the general partner of Maven Opportunity, and may be deemed to have shared power to vote these shares.

7

Sole Dispositive Power

20,984,426, of which 20,684,426 are directly owned by Maven II and 300,000 are directly owned by Maven III. Mr. Scheinman is a managing member of Maven GP II, the general partner of Maven II, and a managing member of Maven GP III, the general partner of Maven III, and may be deemed to have sole power to dispose of these shares.

8

Shared Dispositive Power

700,000 shares, of which all are directly owned by Maven Opportunity. Mr. Scheinman is a managing member of Maven Opportunity GP, the general partner of Maven Opportunity, and may be deemed to have shared power to dispose of these shares.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,684,426
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.0%
12	Type of Reporting Person IN

CUSIP No. 29079J103	Schedule 13G	Page 8 of 13

ITEM 1.	(a)	Name of Issuer:

Embark Technology, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

c/o Embark Technology, Inc. 424 Townsend Street, San Francisco, CA 94107

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Maven Ventures Fund II, L.P.

Maven Ventures Partners II, LLC

Maven Ventures Fund III, L.P.

Maven Ventures Partners III, LLC

Maven Ventures Opportunity Fund I, L.P.

Maven Ventures Opportunity Partners I, LLC

James Scheinman

(b)	Address or Principal Business Office:

The business address of each of the Reporting Persons is 631 Emerson St. Palo Alto California 94301.

(c)	Citizenship of each Reporting Person is:

Each of Maven Ventures Fund II, L.P., Maven Ventures Partners II, LLC, Maven Ventures Fund III, L.P., Maven Ventures Partners III, LLC, Maven Ventures Opportunity Fund I, L.P., Maven Ventures Opportunity Partners I, LLC is organized under the laws of Delaware.

James Scheinman is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

29079J103

CUSIP No. 29079J103	Schedule 13G	Page 9 of 13

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of November 10, 2021, based upon 362,474,085 shares of Class A Common Stock outstanding.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Maven Ventures Fund II, L.P.	20,684,426	5.7%	20,684,426	0	20,684,426	0
Maven Ventures Partners II, LLC	20,684,426	5.7%	20,684,426	0	20,684,426	0
Maven Ventures Fund III, L.P.	300,000	0.1%	300,000	0	300,000	0
Maven Ventures Partners III, LLC	300,000	0.1%	300,000	0	300,000	0
Maven Ventures Opportunity Fund I, L.P.	700,000	0.2%	700,000	0	700,000	0
Maven Ventures Opportunity Partners I, LLC	700,000	0.2%	700,000	0	700,000	0
James Scheinman	21,684,426	6.0%	20,984,426	700,000	20,984,426	700,000

Maven Ventures Fund II, L.P. is the record holder of 20,684,426 shares of Class A Common Stock. Maven Ventures Fund III, L.P. is the record holder of 300,000 shares of Class A Common Stock. Maven Ventures Opportunity Fund I, L.P. is the record holder of 700,000 shares of Class A Common Stock.

Maven Ventures Partners II, LLC is the general partner of Maven Ventures Fund II, L.P. and exercises voting and dispositive power over the shares held by Maven Ventures Fund II, L.P. Maven Ventures Partners III, LLC is the general partner of Maven Ventures Fund III, L.P. and exercises voting and dispositive power over the shares held by Maven Ventures Fund III, L.P.. Maven Ventures Opportunity Partners I, LLC is the general partner of Maven Ventures Opportunity Fund I, L.P. and exercises voting and dispositive power over the shares held by Maven Ventures Opportunity Fund I, L.P..

CUSIP No. 29079J103	Schedule 13G	Page 10 of 13

James Scheinman is the general partner of Maven Ventures Fund II, LLC and Maven Ventures Fund III, LLC, and may be deemed to have voting and dispositive power for the shares held by each of Maven Ventures Fund II, L.P. and Maven Ventures Fund III, L.P..

James Scheinman is one of the managing members of Maven Ventures Opportunity Partners I, LLC,, alongside Sara A. Deshpande, and may be deemed to share voting and dispositive power for the shares held by Maven Ventures Opportunity Fund I, L.P..

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 29079J103	Schedule 13G	Page 11 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Maven Ventures Fund II, L.P.
By: Maven Ventures Fund II, LLC, its general partner

By:	/s/ James Scheinman
Name:	James Scheinman
Title:	Managing Member

Maven Ventures Fund II, LLC

By:	/s/ James Scheinman
Name:	James Scheinman
Title:	Managing Member

[Maven Ventures Opportunity Fund I, L.P.
By: Maven Ventures Opportunity Partners I, LLC, its general partner

By:	/s/ James Scheinman
Name:	James Scheinman
Title:	Managing Member

Maven Ventures Opportunity Partners I, LLC

By:	/s/ James Scheinman
Name:	James Scheinman
Title:	Managing Member

Maven Ventures Fund III, L.P.
By: Maven Ventures Fund III, LLC, its general partner

By:	/s/ James Scheinman
Name:	James Scheinman
Title:	Managing Member

CUSIP No. 29079J103	Schedule 13G	Page 12 of 13

Maven Ventures Fund III, LLC

By:	/s/ James Scheinman
Name:	James Scheinman
Title:	Managing Member

/s/ James Scheinman
Name: James Scheinman

CUSIP No. 29079J103	Schedule 13G	Page 13 of 13

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.